

SPLIT MOUNTAIN PRODUCTIONS INC.

WHERE FAITH MOVES MOUNTAINS



SPLIT MOUNTAIN productions

FAITH BASED FILMS

Christiaan films are current, relative, viewed by a large well defined demographic and economical to produce which is a recipe for success.

Story is king. While secular films rely on big stars, big budgets and shocking visuals, Christian films only needs a relevant and compelling story for success.

The genre is hot. Passion of the Christ and The Chronicles of Narnia series are the top four films in the genre. The six remaining films of the top ten in the genre have been released in the past three years.

The demographic is well defined. Christians make up 72% of America. 68% or 215 millions Americans will have listened to Christian radio in the past thirty days. Such a large but yet tightly focused demographic gives the ability to saturate it with a lean advertising budget.

Timing is everything and now is the right time for an investment in a faith based production company.









THE PRINCIPLES

Gray Frederickson – CEO
Has produced three films on the American Film Institute's "100 Greatest Movies of All Time," won an Oscar as Co-Producer of "The Godfather, Part II." He Produced of Apocalypse Now, The Outsider and 70 other films. His films have earned over 1 billion dollars at the box office.

John Simonelli – President
Is a business executive who has extensive experience in the planning, development, and funding of emerging growth companies. He has led a number of public companies including Moto Photo Inc. and GrayMark Productions Inc. from inception to IPO.

Brent Green – CCO
Is a rising producer and director. He recently was a producer on Martin Scorsese's "Silence" and Mercy Me's film "I can only Imagine" Brent has directed several short films and his first feature "The Veil"

Dave Greene – COO
Is a 32 year USAF veteran with extensive logistics and management experience. He is considered a digital cinema expert. His film credits include two of the largest grossing political documentaries, "2016:Obama's America" and "America, Imagine a World Without Her" which earned a rare cinemascope A+ rating.







THE FILMS

Green lighting a film is a very deliberate process. Generally, each film project will be reviewed by our entire team for scriptural story, artistic merit and commercial viability. We currently have over thirty projects under consideration including;

The Open Window:

In 1997 Shannon discovered her daughters' bed empty when she went to wake her for school. The case turned cold and the police turned the investigation upon her. She spun down out of control till he reached out to God. This is an incredible 18 year journey of redemption, faith and forgiveness. Currently in script development.

Untitled Christian Karate Kid:

A youth pastor who uses martial arts to reach kids suffers a major challenge to his faith. Moving back to his home town he discovers a young man who needs help. It is this young man that leads the teacher to rediscover his faith.

Untitled Christian Medieval Action Project:

A Knight of the Prince of Light must take a young and impetuous Knight on a investigation. A discovery of dark forces brings a major conflict where both men will be challenged physically and spiritually in battle.


FROM THE CREATORS OF FIREPROOF AND COURAGEOUS
WAR ROOM
PRAYER IS A POWERFUL WEAPON
IN THEATERS AUGUST 28

$67,790,117


"WHAT DO YOU BELIEVE?"
GOD'S NOT DEAD
IN THEATERS MARCH 2014

$60,755,732


BASED ON THE INCREDIBLE TRUE STORY
Heaven is for Real
UNLOCK THE MYSTERY EASTER 2014

$91,443,253


SON OF GOD

$59,700,064


FAITH
REDEMPTION
SURVIVAL
OYELOWO
MARA
CAPTIVE
BASED ON THE INSPIRING TRUE STORY
COMING SOON TO THEATRES

$2,583,301


GRACE
unplugged
IN THEATERS OCTOBER 4

$2,507,201


JEFF "JA RULE" ATKINS
ADRIENNE BAILON
STEPHEN BALDWIN
VINCENT PASTORE
TOBY MAC
T-BONE
MICHAEL MADSEN
I'M IN LOVE WITH A CHURCH GIRL
COME AS YOU ARE

$2,387,730


MAX LUCADO'S
THE CHRISTMAS CANDLE
HANS MATHESON
SAMANTHA BARKS
LESLEY MANVILLE
SYLVESTER MCCOY
SUSAN BOYLE
BELIEVE THE MIRACLE NOVEMBER 22

$2,258,620

THE BOX OFFICE

The revenue stream for all successful movies begins at the box office. Christian movies are performing well, but it doesn't just happen. Great performance is planned from the moment the film is conceived.

The American Film Market reported religious films as one of three genres where independent films breakout. This is easily seen in films such as War Room and Heaven is for Real. Even lower performing movies reach breakeven and profitability status. Our experience and ability to negotiate favorable distribution contracts to get as close to the retail dollar as possible will allow a greater chance for success and much greater ROI should profits be realized.

A current and relevant genre, economical productions and controlled distribution close to the retail dollar increases the chance of financially successful films.

Box office numbers as reported on www.boxofficemojo.com


STAR
THE FORCE AWAKENS
WARS
A LUCASFILM LTD. PRODUCTION A BAD ROBOT PRODUCTION "STAR WARS: THE FORCE AWAKENS" HARRISON FORD MARK HAMILL CARRIE FISHER ADAM DRIVER
DAISY RIDLEY JOHN BOYEGA OSCAR ISAAC LUPITA NYONG'O ANDY SERKIS DOMHNALL GLEESON ANTHONY DANIELS PETER MAYHEW AND MAX VON SYDOW MUSIC BY JOHN WILLIAMS
VISUAL EFFECTS & ANIMATION BY INDUSTRIAL LIGHT & MAGIC COSTUME DESIGNER MICHAEL KAPLAN EDITORS MARY JO MARKEY, ACE MARYANN BRANDON, ACE PRODUCTION DESIGNERS RICK CARTER AND DARREN GILFORD DIRECTOR OF PHOTOGRAPHY DAN MINDEL, ASC, BSC
EXECUTIVE PRODUCERS TOMMY HARPER JASON McGATLIN PRODUCED BY KATHLEEN KENNEDY, p.g.a. J.J. ABRAMS, p.g.a. BRYAN BURK, p.g.a. WRITTEN BY LAWRENCE KASDAN & J.J. ABRAMS AND MICHAEL ARNDT DIRECTED BY J.J. ABRAMS
StarWars.com/TheForceAwakens
DECEMBER 18
IN 3D, REAL D 3D AND IMAX 3D
LUCASFILM Ltd.

COMPETITION

Historically Christian films don't compete with secular films for audience. However a large release such as Star Wars simultaneous with our release could affect audience numbers. The company will certainly avoid any simultaneous releases such as that.

Other Christian films released just before ours will usually help our release, as the trailer for our film would be played prior to the viewing of other films increasing the reach of our advertising.



DEVELOPMENT STAGE

Sharks know, at least the Sharks on Shark Tank know, the value of investing in early stage companies. They know that the right company, with the right leaders, in the right market has potential for explosive growth. We have a highly qualified team, in a current and relevant entertainment segment which is the ingredients of a top quality company. While there is never any guarantees, this company has a number of strong indicators, which makes it an early stage company worth considering. Think the next movie you go see could be one of yours.


STATE OF OKLAHOMA
Account
6
Fully Paid
Certificate
Non-Assessable
Split Mountain Productions Inc.
This certifies that John E Doe is the
registered holder of 1 shares
of the Common Stock of Split Mountain Productions Inc.
Transferable only on the books of the Corporation by the holder
In witness where of Stone Mountain Production Inc. has caused this
certificate to be signed by it's duly assigned officers and it's corporate seal to be affixed
On this 24th day of March in the year of our Lord 2017 at 11:029 PM
Gray Frederickson
Cheif Executive Officer
David Greene
Secretary
SM
Productions

THE OFFERING

Split Mountain Productions Inc. Is offering 100,000 shares of class a common stock. The shares are offered at $1.00 per share. This is a first come first serve limited time, limited amount offer.

Minimum Investment:

$99



QUESTIONS?